Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249981

PROSPECTUS SUPPLEMENT NO. 14

(to Prospectus dated December 9, 2020)

Fisker Inc.

Up to 133,785,596 Shares of Class A Common Stock

Up to 27,760,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 9,360,000 Warrants

This prospectus supplement supplements the prospectus dated December 9, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249981). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 27,760,000 shares of our Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), which consists of (i) up to 9,360,000 shares of Class A Common Stock that are issuable upon the exercise of 9,360,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the IPO (as defined in the Prospectus) of Spartan Energy Acquisition Corp. (“Spartan”), at an exercise price of $11.50 per share of Class A Common Stock, and (ii) up to 18,400,000 shares of Class A Common Stock that are issuable upon the exercise of 18,400,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the IPO of Spartan, at an exercise price of $11.50 per share of Class A Common Stock.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 133,785,596 shares of Class A Common Stock, including (i) 28,356,906 shares of Class A Common Stock issued pursuant to the Business Combination Agreement (as defined in the Prospectus) as Merger Consideration (as defined in the Prospectus), (ii) 13,358,824 Conversion Shares (as defined in the Prospectus), (iii) 9,360,000 shares of Class A Common Stock that may be issued upon exercise of the Private Warrants, (iv) 13,235,412 Executive Shares (as defined in the Prospectus), (v) up to 19,474,454 shares of Class A Common Stock that may be issued upon exercise of 19,474,454 warrants originally issued in a private placement to Magna International Inc. in connection with entering into a cooperation agreement, at an exercise price of $0.01 per share of Class A Common Stock (the “Magna Warrants”), and (vi) 50,000,000 PIPE Shares (as defined in the Prospectus).

Our Common Stock is listed on the New York Stock Exchange under the symbol “FSR”. On August 12, 2021, the closing price of our Class A Common Stock was $15.15. Our Public Warrants were formerly listed on the NYSE under the symbol “FSR WS.” On April 19, 2021, we redeemed all of the outstanding Public Warrants and the NYSE filed a Form 25-NSE with respect to the Public Warrants; the formal delisting of the Public Warrants became effective ten days thereafter.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 13, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 11, 2021

Fisker Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38625	82-3100340
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1888 Rosecrans Avenue Manhattan Beach, California 90266
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (833) 434-7537

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.00001 per share	FSR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On August 11, 2021, Fisker Inc. (“Fisker”) issued a press release (the “Launch Press Release”), announcing its intention to offer, subject to market conditions and other factors, $600,000,000 aggregate principal amount of its Convertible Senior Notes due 2026 (the “notes”) in a private offering (the “offering”) only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Act”).

On August 12, 2021, Fisker issued a press release (the “Pricing Press Release”), announcing the pricing of $625,000,000 aggregate principal amount of the notes in a private offering only to persons reasonably believed to be qualified institutional buyers pursuant to Rule144A under the Act, representing an increase of $25,000,000 aggregate principal amount from the previously announced proposed offering size. Fisker also granted the initial purchasers of the notes an option to purchase, within a 13-day period beginning on, and including, the date the notes are first issued, up to an additional $100,000,000 aggregate principal amount of the notes.

In connection with the pricing of the notes, Fisker entered into privately negotiated capped call transactions with one of the initial purchasers of the notes and certain other financial institutions (together, the “option counterparties”).

Fisker intends to allocate an amount equal to the net proceeds from the offering of the notes to finance or refinance, in whole or in part, one or more new or existing “eligible green projects” of Fisker, including PEAR program development, battery pack assembly and potential localization, the furtherance of new model development and technology development. Pending such allocation of net proceeds to eligible green projects, Fisker intends to use the net proceeds from the offering to fund the cost of the capped call transactions described above and for working capital and general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, Fisker intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions with the option counterparties.

Copies of the Launch Press Release and the Pricing Press Release are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

This Current Report on Form 8-K is neither an offer to sell nor a solicitation of an offer to buy any of these securities or any other securities of Fisker and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The notes have not been registered under the Act or any state securities laws and may not be offered or sold in the United States absent registration or any applicable exemption from registration under the Act and applicable state securities laws.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Launch Press Release dated August 11, 2021

99.2	Pricing Press Release dated August 12, 2021

104	Cover Page Interactive Data File (formatted as Inline XBRL).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2021	FISKER INC.

	By:	/s/ Geeta Gupta
Dr. Geeta Gupta
Chief Financial Officer and Chief Operating Officer

3

Exhibit 99.1

Fisker Inc. Announces $600,000,000 Green Convertible Notes Offering August 11, 2021

LOS ANGELES, August 11, 2021 (BUSINESS NEWSWIRE) — Fisker Inc. (NYSE: FSR) (“Fisker”) today announced its intention to offer, subject to market conditions and other factors, $600,000,000 aggregate principal amount of its Green Convertible Senior Notes due 2026 (the “notes”) in a private offering only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Act”). Fisker also expects to grant the initial purchasers of the notes an option to purchase, within a 13-day period beginning on, and including, the date the notes are first issued, up to an additional $90,000,000 aggregate principal amount of the notes.

The notes will be senior unsecured obligations of Fisker, and interest on the notes will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2022. The notes will mature on September 15, 2026, unless earlier converted, redeemed or repurchased. The notes will be convertible under certain circumstances into cash, shares of Fisker’s Class A common stock (the “Common Stock”), or a combination thereof, at Fisker’s election. The interest rate, initial conversion rate and other terms of the notes are to be determined upon pricing of the offering.

In connection with the pricing of the notes, Fisker expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the notes or affiliates thereof and/or other financial institutions (the “option counterparties”). The capped call transactions are expected to cover, subject to anti-dilution adjustments substantially similar to those applicable to the notes, the number of shares of Common Stock that will initially underlie the notes. The capped call transactions are expected generally to reduce the potential dilution to the Common Stock upon any conversion of notes and/or offset any potential cash payments that Fisker is required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers exercise their option to purchase additional notes, Fisker expects to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedge of the capped call transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to the Common Stock and/or may purchase shares of Common Stock concurrently with, or shortly after, the pricing of the notes. These activities could increase (or reduce the size of any decrease in) the market price of the Common Stock or the notes at that time. In addition, Fisker expects that the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding certain derivative transactions with respect to the Common Stock and/or by purchasing or selling shares of Common Stock or other securities of Fisker in secondary market transactions following the pricing of the notes and from time to time prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of the notes). This activity could also cause or avoid an increase or a decrease in the market price of the Common Stock or the notes, which could affect the ability of noteholders to convert the notes, and, to the extent the activity occurs during any observation period related to a conversion of the notes, it could affect the number of shares of Common Stock, if any, and value of the consideration that noteholders will receive upon conversion of the notes.

Fisker intends to allocate an amount equal to the net proceeds from the offering of the notes to finance or refinance, in whole or in part, one or more new or existing “eligible green projects” of Fisker, including PEAR program development, battery pack assembly and potential localization, the furtherance of new model development and technology development. Pending such allocation of net proceeds to eligible green projects, Fisker intends to use the net proceeds from the offering to fund the cost of the capped call transactions described above and for working capital and general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, Fisker intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The notes will be offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Act. Neither the notes nor the shares of Common Stock issuable upon conversion of the notes, if any, have been registered under the Act or the securities laws of any other jurisdiction and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, such registration requirements of the Act and other applicable securities laws.

About Fisker Inc.

California-based Fisker Inc. is revolutionizing the automotive industry by developing the most emotionally desirable and eco-friendly electric vehicles on Earth. Passionately driven by a vision of a clean future for all, Fisker is on a mission to become the No. 1 e-mobility service provider with the world’s most sustainable vehicles.

Forward-Looking Statements

This press release includes forward-looking statements, which are subject to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “feel,” “believes,” expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology and include, among other things, statements regarding the notes offering, the anticipated use of proceeds therefrom and the capped call transactions and other future events that involve risks and uncertainties. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: the ability to consummate the offering of the notes within the timing and at the price anticipated by Fisker; the ability to enter into the capped call transactions on the timing and at the price anticipated by Fisker; changes in the terms of the notes and the capped call transactions; and those factors discussed in Fisker’s Annual Report on Form 10-K/A for the year ended December 31, 2020, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and in its subsequent filings with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made, and Fisker undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Contacts

Fisker Inc.

Simon Sproule, SVP, Communications

310.374.6177 | Fisker@DRIVEN360.com

Rebecca Lindland, Director, Communications

rlindland@fiskerinc.com

Dan Galves, VP, Investor Relations

dgalves@fiskerinc.com

FiskerIR@icrinc.com

Exhibit 99.2

Fisker Inc. Announces Upsize and Pricing of $625,000,000 Green Convertible Notes Offering August 12, 2021

LOS ANGELES, August 12, 2021 (BUSINESS NEWSWIRE) — Fisker Inc. (NYSE: FSR) (“Fisker”) today announced the upsize and pricing of $625,000,000 aggregate principal amount of its 2.50% Green Convertible Senior Notes due 2026 (the “notes”) in a private offering only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Act”), representing an increase of $25,000,000 aggregate principal amount from the previously announced proposed offering size. Fisker also granted the initial purchasers of the notes an option to purchase, within a 13-day period beginning on, and including, the date the notes are first issued, up to an additional $100,000,000 aggregate principal amount of the notes. The sale of the notes to the initial purchasers is expected to settle on August 17, 2021, subject to customary closing conditions.

The notes will be senior unsecured obligations of Fisker. The notes will bear interest at a rate of 2.50% per year, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2022. The notes will mature on September 15, 2026, unless earlier converted, redeemed or repurchased.

Before June 15, 2026, the notes will be convertible at the option of the noteholders only if specific conditions are met. On or after June 15, 2026 until the close of business on the second scheduled trading day immediately before the maturity date, the notes will be convertible at the option of the noteholders at any time regardless of these conditions. Conversions of the notes will be settled in cash, shares of Fisker’s Class A common stock (the “Common Stock”) or a combination thereof, at Fisker’s election. The notes will be redeemable, in whole or in part, for cash at Fisker’s option at any time, and from time to time, on or after September 20, 2024 and before the 41st scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Fisker provides notice of redemption. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest and additional interest, if any, to, but excluding, the redemption date. The initial conversion rate for the notes is 50.7743 shares of Common Stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately $19.70 per share of Common Stock). The initial conversion price represents a premium of approximately 30% over the last reported sale price of the Common Stock on August 12, 2021, which was $15.15 per share.

In connection with the pricing of the notes, Fisker has entered into privately negotiated capped call transactions (the “capped call transactions”) with one of the initial purchasers of the notes and certain other financial institutions (together, the “option counterparties”). The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the notes, the number of shares of Common Stock that will initially underlie the notes. The capped call transactions are expected generally to reduce the potential dilution to the Common Stock upon any conversion of notes and/or offset any potential cash payments that Fisker is required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers exercise their option to purchase additional notes, Fisker expects to enter into additional capped call transactions with the option counterparties. The cap price of the capped call transactions will initially be approximately $32.57, which represents a premium of 115% over the last reported sale price of the Common Stock on August 12, 2021, which was $15.15 per share, and is subject to certain adjustments under the terms of the capped call transactions.

In connection with establishing their initial hedge of the capped call transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to the Common Stock and/or may purchase shares of Common Stock concurrently with, or shortly after, the pricing of the notes. These activities could increase (or reduce the size of any decrease in) the market price of the Common Stock or the notes at that time. In addition, Fisker expects that the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding certain derivative transactions with respect to the Common Stock and/or by purchasing or selling shares of Common Stock or other securities of Fisker in secondary market transactions following the pricing of the notes and from time to time prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of the notes). This activity could also cause or avoid an increase or a decrease in the market price of the Common Stock or the notes, which could affect the ability of noteholders to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of the notes, it could affect the number of shares of Common Stock, if any, and value of the consideration that noteholders will receive upon conversion of the notes.

Fisker intends to allocate an amount equal to the net proceeds from the offering of the notes to finance or refinance, in whole or in part, one or more new or existing “eligible green projects” of Fisker, including PEAR program development, battery pack assembly and potential localization, the furtherance of new model development and technology development. Pending such allocation of net proceeds to eligible green projects, Fisker intends to use the net proceeds from the offering to fund the approximately $90.6 million cost of the capped call transactions described above and for working capital and general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, Fisker intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The notes were offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Act. Neither the notes nor the shares of Common Stock issuable upon conversion of the notes, if any, have been registered under the Act or the securities laws of any other jurisdiction and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, such registration requirements of the Act and other applicable securities laws.

About Fisker Inc.

California-based Fisker Inc. is revolutionizing the automotive industry by developing the most emotionally desirable and eco-friendly electric vehicles on Earth. Passionately driven by a vision of a clean future for all, Fisker is on a mission to become the No. 1 e-mobility service provider with the world’s most sustainable vehicles.

Forward-Looking Statements

This press release includes forward-looking statements, which are subject to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “feel,” “believes,” expects,” “estimates,” “projects,” “intends,” “should,” “is to be,” or the negative of such terms, or other comparable terminology and include, among other things, statements regarding the notes offering, the timing of the closing of the notes offering and the anticipated use of proceeds therefrom and the capped call transactions and other future events that involve risks and uncertainties. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein due to many factors, including, but not limited to: the ability to consummate the offering of the notes and the capped call transactions, the ability to enter into the capped call transactions on the timing and at the price anticipated by Fisker; changes in the terms of the notes and the capped call transactions; and those factors discussed in Fisker’s Annual Report on Form 10-K/A for the year ended December 31, 2020, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and in its subsequent filings with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made, and Fisker undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Contacts

Fisker Inc.

Simon Sproule, SVP, Communications

310.374.6177 | Fisker@DRIVEN360.com

Rebecca Lindland, Director, Communications

rlindland@fiskerinc.com

Dan Galves, VP, Investor Relations

dgalves@fiskerinc.com

FiskerIR@icrinc.com